SEALSQ Signs Letter of Intent to Acquire 100% of Miraex, a Swiss Quantum Interconnect Platform Company

Strategic Acquisition via the SEALSQ Quantum Fund Strengthens its Quantum Vertical Stack

Geneva, Switzerland – March 24, 2026 – SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a subsidiary of WISeKey International Holding Ltd (NASDAQ: WKEY; SIX: WIHN) and a leader in post-quantum semiconductor and cybersecurity solutions, today announced that it has signed a Letter of Intent (“LOI”) to acquire 100% of the equity interest of Miraex SA (“Miraex”), a developer of photonics-based quantum interconnect solutions that bridge quantum processors and quantum networks, headquartered at the EPFL Innovation Park in Ecublens, Switzerland. The LOI provides for a 60-day exclusivity period during which the parties will conduct confirmatory due diligence and negotiate definitive transaction documents and is binding on the part of Miraex. The transaction is expected to be finalized by the end of June 2026, subject to the completion of customary closing conditions and regulatory processes applicable to acquisitions of this nature. The transaction would be carried out using the SEALSQ Quantum Fund as part of SEALSQ’s strategic investment program to build a fully integrated Quantum Vertical Stack.

About Miraex: Connecting Quantum Resources

Miraex is a developer of photonics-based quantum interconnect solutions, a photonics-based technology layer that enables quantum information to be converted, transmitted, and linked between separated quantum processors and future quantum networks.

Miraex is one of the very few companies globally working to unlock the full potential of quantum technologies through a Photonic Integrated Circuit (PIC) platform based on Thin Film Lithium Tantalate (TFLT) technology. Miraex operates across three critical quantum verticals:

●	Distributed Quantum Computing (DQS) – enabling the interconnection of distributed quantum processors to achieve scalable quantum computational power.

●	Quantum Sensing – delivering distributed quantum sensing solutions based on photonic entanglement for applications in navigation, geophysics, and defense.

●	Quantum Networking – building globally entangled quantum networks that form the backbone of the future quantum internet.

Miraex’s patent portfolio covers direct electro-optical microwave-optical and optical-microwave transduction schemes, as well as traveling wave transducer designs, delivering ultra-high RF-to-optical conversion efficiency. Miraex is also capable of generating photon entanglement across microwave and THz frequency domains separated by a factor of 10,000, a breakthrough capability with profound implications for secure quantum communications and distributed quantum processing.

Strategic Fit: Completing the SEALSQ Quantum Vertical Stack

SEALSQ’s vision for its Quantum Vertical Stack encompasses the full spectrum of quantum technology, from quantum-secure semiconductors and post-quantum cryptography (PQC) chips to quantum hardware, and quantum interconnectivity. Miraex’s quantum interconnect platform addresses a pivotal layer of this stack:

●	Quantum Interconnect Layer: Miraex’s technology enables the conversion between microwave (the operating domain of superconducting quantum processors) and optical frequencies (the medium of choice for quantum communication), thereby bridging quantum computing hardware with quantum networks, a foundational requirement for any distributed quantum architecture.

●	Chip-Level Quantum Photonics: Miraex’s compact TFLT PIC designs provide OEM-ready photonic components that can be integrated into SEALSQ’s semiconductor roadmap, enabling next-generation quantum-safe silicon solutions.

●	Distributed Quantum Sensing for Critical Infrastructure: Miraex’s DQS solutions extend SEALSQ’s offering into the domain of ultra-precise quantum sensing for aerospace, defense, financial services, and critical infrastructure protection.

With Miraex integrated into SEALSQ, the Company aims to expand and strengthen its vertically integrated quantum technology stack

Reinforcing the SEALSQ Quantum Spatial Orbital Cloud (QSOC)

The acquisition of Miraex, once completed, should be a decisive accelerant for the SEALSQ Quantum Space Commercial Quantum Spatial Orbital Cloud (QSOC) initiative, SEALSQ’s flagship program to deploy quantum-secure capabilities across Low Earth Orbit (LEO) and beyond. Miraex’s technology is designed to be uniquely aligned with the requirements of a space-based quantum infrastructure.

In particular, Space-Grade Photonic Integration is enabled by TFLT PICs, which are compact, power-efficient, and radiation-tolerant by nature, critical attributes for satellite payloads. Their small form factor enables deployment on nanosatellites and CubeSats within the QSOC constellation.

Miraex’s photonics-based technologies support the vision of next-generation quantum infrastructure, including global quantum networking and advanced sensing capabilities. These capabilities align with future space-based architectures by enabling the connection of distributed systems and high-precision sensing applications. Together, they represent key building blocks for the development of scalable quantum networks and services across terrestrial and orbital environments.

Carlos Moreira, CEO of SEALSQ noted, “Miraex represents exactly the kind of foundational quantum asset we have been seeking to complete our Quantum Vertical Stack. Their photonics-based quantum interconnect solutions are not just complementary to our roadmap, they form a critical interconnect layer linking our quantum computing, quantum networking, and post-quantum cryptography capabilities into a more coherent architecture. Furthermore, the alignment with our QSOC initiative is compelling. Once the acquisition is completed, the integration of Miraex’s technology is expected to accelerate our vision of extending quantum-secure infrastructure across terrestrial and space-based environments, strengthening the resilience and performance of our end-to-end platform.”

Daniel Brau, CEO of Miraex, commented, “We are excited about the signing of this LOI and the opportunity to join SEALSQ through the Quantum Fund. We are proud of what we have achieved. Our TFLN PIC platform has been designed from the ground up to be the connective tissue of the quantum ecosystem, linking quantum processors, quantum sensors, and quantum networks into a unified infrastructure. We believe SEALSQ’s global reach, semiconductor expertise, and QSOC vision will accelerate our mission to connect quantum resources at planetary scale.”

About Miraex

Miraex is a deep-tech photonics company based at the EPFL Innovation Park in Ecublens, Switzerland, specializing in Thin Film Lithium Tantalate (TFLT) Photonic Integrated Circuits (PICs). Miraex’s technology enables quantum interconnectivity and entanglement across distributed quantum computing, quantum sensing, and global quantum networking applications. The company holds a proprietary patent portfolio covering electro-optical transduction and traveling wave transducer designs, and is an award-winning member of the Swiss National Startup Team. For more information, visit www.miraex.com

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com